

February 11, 2013

<u>Via E-mail</u>
Mr. Evan L. Hart
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road, N.E., Suite 1200
Atlanta, GA 30328

     Re: **Mueller Water Products, Inc.**
            Form 10-K for the Fiscal Year Ended September 30, 2012
            Filed November 29, 2012
            File No. 1-32892

Dear Mr. Hart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Accounting Branch Chief